ALPHA BANK



RECEIVED

2005 MAY 23 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, May 17, 2005
Our reference No.13.1.63

Attention: Special Counsel, Office of
International Corporate Finance




05008331

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK





P.C. LOURIS O.J. YANNACOPOULOU

PROCESSED
MAY 25 2005
THOMSON FINANCIAL



ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK



ALPHA BANK

Alpha Bank announces that, following the resolution of the Second Iterative Extraordinary General Meeting of Shareholders on March 29, 2005, the fractional rights resulting from the increase in the Bank's share capital due to the merger through absorption of Delta Singular S.A., were sold and the product of the sale will be paid to the entitled ex- Shareholders of Delta Singular S.A. and current Shareholders of Alpha Bank, proportionally to the resulting fractional rights, from 30.5.2005 onwards, by crediting the same bank accounts used for the payment of the dividend for financial year 2004, or, for those who do not hold a bank account, via the branch network of the Bank, through the display of an identity card and of a print-out of their securities' account details in the Greek dematerialised securities system (SAT).

For additional information, Shareholders can contact the Shareholders' Section of Alpha Bank, during working days and hours, (tel. +30 (210) 3265810, Mr. Spyros Grammenos).

ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 18, 2005
Our reference No.13.1.65

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK





P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK

ALPHA BANK

Press Release



Q1 2005 Results

Following the decision by the Capital Markets Committee to extend the deadline for the release of first quarter 2005 results by Athens Stock Exchange listed companies to the end of June 2005, **Alpha Bank will publish Q1 2005 results on Wednesday 29 June 2005**, instead of 25 May 2005 as previously announced.

Athens, May 17, 2005

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK